Exhibit 99.1

News Release August 5, 2026

Santacruz Silver’s Wholly Owned Bolivian Subsidiary, San Lucas, Successfully Completes Fourth Tranche of 70 Million Bolivian Bolivianos Promissory Note in the Bolivian Market, Further Advancing Transition from Prior Facility

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce that its wholly owned Bolivian subsidiary, Empresa Minera San Lucas S.A. (“San Lucas”), has successfully completed the fourth offering (the “Offering”) under its promissory note program (the “Program”), “Pagarés Bursátiles San Lucas – Emisión 4”, in the Bolivian capital markets on August 4, 2026.

The Offering raised gross proceeds of 70 million Bolivian bolivianos (“Bs” ) through unsecured promissory notes bearing an annual interest rate of 10.9985% and maturing on July 18, 2027.

The Program has a maximum authorized amount of Bs 140 million. The first offering of Bs 70 million was completed on February 27, 2025 and was fully repaid on February 18, 2026. The third offering of Bs 70 million was completed on April 8, 2026, replacing the first offering under the Program and returning the Program to its maximum authorized amount of Bs 140 million. The second offering of Bs 70 million was completed on August 8, 2025, and was fully repaid on June 15, 2026. The Offering of Bs 70 million replaces the second offering under the Program, bringing the Program back to its full authorized amount of Bs 140 million.

The Offering was completed through the Bolsa Boliviana de Valores and was fully subscribed, reflecting continued support from Bolivian institutional investors.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “The successful completion of this fourth offering demonstrates the continued confidence that Bolivian investors have in San Lucas and Santacruz. Achieving full placement in today’s market environment underscores the strength of our operating platform, our disciplined financial management, and our ability to consistently access local capital. It also reflects the quality and credibility of our business model, with San Lucas playing a key strategic role in strengthening our operations in Bolivia and supporting long-term value creation for our shareholders.”

Please refer to the Company’s news releases dated February 27, 2025, August 11, 2025 and April 9, 2026 for details of the first, second and third offerings, respectively.

* Bs refers to the Bolivian boliviano (BOB). The official Exchange Rate in Bolivia is BOB 12.08 per US$1.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

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For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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